October 21, 2024

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 10, 2024
           CIK No. 0002024656
Dear Ngee Woon Lim:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 10, 2024
General

1. We note your response to prior comment 3. It does not appear your response letter addressed the considerations under Question 612.09 of the Securities Act Rule
       Compliance and Disclosure Interpretations as it pertains to DMD Ventures Limited.
       We reissue the comment in full. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the
 October 21, 2024
Page 2

       resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. In addition, your analysis of the number of shares involved should address the total number of shares offered for resale as they compare to the amount of shares to be sold in the primary offering, instead of the individual ownership of each selling shareholder.
       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.